Exhibit 21
Subsidiares of Registrant
As of September 30, 2008

Legal Name	Domicile
National Fuel Gas Company:	USA, New Jersey
Leidy Hub, Inc.	USA, New York
National Fuel Gas Distribution Corporation	USA, New York
National Fuel Gas Supply Corporation	USA, Pennsylvania
Seneca Resources Corporation	USA, Pennsylvania
Highland Forest Resources, Inc.	USA, New York
Empire Pipeline Company, LLC	USA, New York
St. Clair Pipeline Company, LLC	USA, New York
Empire State Pipeline	USA, New York
Empire Pipeline, Inc.	USA, New York
Horizon Energy Development, Inc.	USA, New York
Horizon Energy Holdings, Inc.	USA, New York
Horizon Energy Development B.V.	The Netherlands
Horizon LFG, Inc.	USA, New York
Toro Partners, LP	USA, Texas
Data-Track Account Services, Inc.	USA, New York
Horizon Power, Inc.	USA, New York
Seneca Energy II, LLC	USA, New York
Model City Energy, LLC	USA, New York
Energy Systems Northeast, LLC	USA, Delaware
National Fuel Resources, Inc.	USA, New York
National Fuel Gas Midstream Corporation	USA, Pennsylvania